THE SCOTT LAW FIRM, LTD.
                        201 West Lake Street, Suite 243
                               Chicago, IL 60606

                                (312) 957-5553
                             wscott@wscottlaw.com

						November 23, 2010

						Filed via EDGAR

US Securities And Exchange Commission
Division Of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010
Attn:	Adam F. Turk

Re:	Atlas Futures Fund, Limited Partnership (the "Issuer")
	Registration Statement on Form S-1 Filed October 29, 2010
 	File No. 333-170235

Ladies and Gentlemen,

	We have reproduced below the comments provided in your letter to the Issuer of November 22, 2010, and have supplied their response immediately following the comments.

General

1.	We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010. Please be advised that we are not in a position to clear your Registration Statement on Form S-1, until we have completed our review of your Form 10-K.

Response:	We have responded to such outstanding comments by filing a
response letter as correspondence on EDGAR.

2.	We note that there are outstanding comments on your Post-Effective
Amendment on Form S-1, filed on June 29, 2010. Please provide a response to these comments prior to the effectiveness of this Form S-1.

Response:	We have responded to such outstanding comments by filing a
response letter as correspondence on EDGAR.

	We are available to amplify or clarify any response.

						Very truly yours,

						/s/ William S. Scott
						William Sumner Scott
						For the Firm

WSS/lf

cc:	Ashley Capital Management, Inc.
	General Partner

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